SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

DT Asia Investments Limited

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2615J120

(CUSIP Number)

Room 1102, 11/F,
Beautiful Group Tower,
77 Connaught Road, Central,
Hong Kong
(852) 2110-0081

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4772R101

1	Names of Reporting Person. DeTiger Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,834,134
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,834,134
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,134
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.55%
14	Type of Reporting Person CO

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CUSIP No. G4772R101

1	Names of Reporting Person. Winnie Lai Ling Ng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,834,134
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,834,134
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,134
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.55%
14	Type of Reporting Person IN

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SCHEDULE 13D

This Schedule 13D is filed on behalf of DeTiger Holdings Limited, a British Virgin Islands company (“DTH”), and Ms. Winnie Lai Ling Ng (the “Principal” and, together with DTH, the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:    DT Asia Investments Limited (the “Issuer”)

Room 1102, 11/F,

Beautiful Group Tower,

77 Connaught Road, Central,

Hong Kong

Item 2.          Identity and Background

(a) This statement is filed by:

(i) DTH, which is the holder of record of approximately 20.55% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (8,927,331) as of February 6, 2015, as reported by the Issuer in its quarterly report on Form 10-Q for the fiscal period ended December 31, 2014, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 6, 2015; and

(ii) the Principal, the sole shareholder and director of DTH.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is Room 1102, 11/F., Beautiful Group Tower, 77 Connaught Road, Central, Hong Kong.

(c) the Principal’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Principal occupation: Director

Company: DeTiger Holdings Limited

Principal business: Investment holdings

Address: Room 1102, 11/F, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) DTH is a British Virgin Islands company. The Principal is a Hong Kong citizen.

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Item 3.          Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $3,214, 740. The source of these funds was the working capital of DTH.

Item 4.          Purpose of the Transaction

In connection with the organization of the Company, on June 8, 2014, 1,625,000 Shares of the Issuer were issued to DTH in the amount of $23,550, pursuant to a Securities Purchase Agreement dated June 8, 2014 between DTH and the Company.

On October 6, 2014, simultaneously with the consummation of the initial public offering of the Issuer (the “IPO”), DTH purchased 290,000 units of the Company at $10.00 per unit, with each unit consisting of one ordinary share, one right to receive one-tenth of an ordinary share on the consummation of an initial business combination and one warrant to acquire one half ordinary share, pursuant to a Unit Purchase Agreement dated August 26, 2014, between the Issuer and DTH.

On October 14, 2014, simultaneously with the sale of the over-allotment units of the Issuer, DTH purchased an additional 29,119 units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company incorporated in the British Virgin Islands as a business company and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, purchasing all or substantially all of the assets of, entering into contractual arrangements, or engaging in any other similar business combination with one or more businesses or entities. Under a Securities Purchase Agreement dated June 8, 2014 between DTH and the Issuer as further described in item 6 below, DTH agreed (A) to vote its Founder Shares (as defined below) and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

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Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 8,927,331 Ordinary Shares outstanding as of February 6, 2015, as reported by the Issuer in its quarterly report on form 10-Q for the fiscal period ended December 31, 2014 filed by the Issuer with the SEC on February 6, 2015) are as follows:

DeTiger Holdings Limited
a)		Amount beneficially owned: 1,834,134	Percentage: 20.55%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,834,134
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,834,134
	iv.	Shared power to dispose or to direct the disposition of:	0
Winnie Lai Ling Ng
a)		Amount beneficially owned: 1,834,134	Percentage: 20.55%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,834,134
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,834,134

The Principal may, by reason of her status as the sole director and shareholder of DTH, be deemed to own beneficially the securities of which DTH beneficially owns. The Principal holds the power to vote and to dispose of the securities beneficially owned by DTH.

(c) None of the Reporting Persons has effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

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Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on June 8, 2014, 1,625,000 Shares of the Issuer were issued to DTH in the amount of $23,550 (the “Founder Shares”), pursuant to a Securities Purchase Agreement dated June 8, 2014 between DTH and the Issuer. The description of the Securities Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.7 to the Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 27, 2014 (and is incorporated by reference herein as Exhibit 99.2).

Under such agreement, DTH agreed (A) to vote its Founder Shares and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Pursuant to the escrow agreement described below, the Founder Shares were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent and subject to lock-up restrictions as further described in the summary of the “Share Escrow Agreement” below.

Unit Purchase Agreement between the Registrant and sponsor

On October 6, 2014, simultaneously with the consummation of the IPO, DTH purchased 290,000 units of the Issuer at $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant, pursuant to a Unit Purchase Agreement dated August 26, 2014, between the Issuer and DTH. On October 14, 2014, simultaneously with the sale of the over-allotment units of the Issuer, DTH purchased an additional 29,119 private units at a price of $10.00 per unit, with each unit consisting of one ordinary share, one right, and one warrant. The private units and the securities underlying such units are subject to a lock up provision in the unit purchase agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the share escrow agreement below.

The description of the Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 27, 2014 (and is incorporated by reference herein as Exhibit 99.3).

Registration Rights Agreement

On September 30, 2014, in connection with the IPO, the Issuer and certain security holders including DTH entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014 (and is incorporated by reference herein as Exhibit 99.4).

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Insider Letter

On September 30, 2014, in connection with the IPO, the Issuer and certain initial security holders including DTH entered into a letter agreement, pursuant to which, such holders escrowed all of the Issuer’s ordinary shares they owned prior to the IPO pursuant to the terms of a share escrow agreement described below. Pursuant to the letter agreement, the Principal agreed to the same covenants as DTH as described in the summary of the “Founder Securities Purchase Agreement” above. The Principal also agreed that in the event of the liquidation of the Trust Fund of the Issuer (as defined in the insider letter), she will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Fund; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Fund, as defined in the letter agreement. In the event that the Company’s remaining net assets are insufficient to complete the liquidation, the Principal agreed to pay any funds necessary to complete such liquidation.

The summary of such letter agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014 (and is incorporated by reference herein as Exhibit 99.5).

Share Escrow Agreement

On September 30, 2014, in connection with the IPO, the Issuer, certain initial security holders including DTH, and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a share escrow agreement, pursuant to which, all of the Issuer’s ordinary shares owned by such holders prior to the IPO (the “Escrowed Shares”) were deposited in escrow during the period (the “Escrow Period”) commencing on September 30, 2014 and (i) for 50% of the Escrow Shares, ending on the earlier of (x) one year after the date of the consummation of the Issuer’s initial business combination and (y) the date on which the closing sale price of the Issuer’s Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and (ii) for the remaining 50% of the Escrow Shares, ending one year after the date of the consummation of an initial business combination or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

The limited exceptions to the foregoing restrictions include transfers (1) to any persons (including their affiliates and shareholders) participating in the private placement of the private units, officers, directors, shareholders, employees and members of DTH and its affiliates, (2) amongst initial holders, to the Issuer’s officers, directors and employees, to a holder’s affiliates or its members upon its liquidation, (3) to relatives and trusts for estate planning purposes, (4) by virtue of the laws of descent and distribution upon death, (5) pursuant to a qualified domestic relations order, (6) by certain pledges to secure obligations incurred in connection with purchases of the Issuer’s securities, (7) by private sales made at or prior to the consummation of the Issuer’s initial business combination at prices no greater than the price at which the shares were originally purchased or (8) to the Issuer for no value for cancellation in connection with the consummation of the Issuer’s initial business combination, in each case (except for clause 8 where the transferee agrees to the terms of the escrow agreement, but will retain all other rights as our shareholders, including, without limitation, the right to vote their Ordinary Shares and the right to receive cash dividends, if declared. If dividends are declared and payable in Ordinary Shares, such dividends will also be placed in escrow.

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The summary of such share escrow agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014 (and is incorporated by reference herein as Exhibit 99.5).

Item 7.          Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between the Reporting Persons.

Exhibit 99.2	Securities Purchase Agreement, dated as of June 8, 2014, by and between the Issuer and DTH (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 27, 2014).

Exhibit 99.3	Unit Purchase Agreement dated as of August 26, 2014, by and between the Issuer and DTH (incorporated by reference to Exhibit 10.8 to the Amendment No. 2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 27, 2014).

Exhibit 99.4

Registration Rights Agreement dated as of September 30, 2014, by and among the Issuer and certain security holders including DTH (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014).

Exhibit 99.5

Insider Letter, dated as of September 30, 2014, by and among the Issuer and certain initial security holders including DTH (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014).

Exhibit 99.6

Escrow Agreement, dated as of September 30, 2014, by and among the Issuer, certain initial security holders including DTH, and Continental Stock Transfer & Trust Company. (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on October 6, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2015
DeTiger Holdings Limited

	By:	/s/ Winnie Lai Ling Ng
	Name:	Winnie Lai Ling Ng
	Title:	Director

/s/ Winnie Lai Ling Ng
Winnie Lai Ling Ng

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